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P.E. 1/1/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Resignation of a Non Executive Director

On January 18, 2002, Chul-Soo Ahn (born in 1962), a Non-Executive Director of Kookmin Bank has resigned voluntarily due to a personal reason. His term, which extends until the closing of the Annual General Shareholders' Meeting to be held for the fiscal year of 2001, shall terminate immediately upon this official announcement of his resignation.

Mr. Ahn is currently the president and Chief Executive Officer of Ahnlab, Inc. He received a B.S., an M.S. and a Ph.D. from the College of Medicine at Seoul National University and an EMTM in Management of Technology from the University of Pennsylvania.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: January 21, 2002

By: /s/ Yoo-Hwan Kim
(Signature)

Name: Yoo-Hwan Kim
Title: Senior Executive Vice President & Chief Financial Officer